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                             June 29, 2023

       Amrita Ahuja
       Chief Financial Officer
       Block, Inc.
       1455 Market Street
       Suite 600
       San Francisco, CA 94103

                                                        Re: Block, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-37622

       Dear Amrita Ahuja:

               We have the following comment on your filing. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Cover Page

   1. Please revise your filing to provide the address of your principal executive offices. While we note your disclosure
that you do not designate a headquarters location as you have adopted a distributed
work model, identification of a principal executive office is a requirement of Form
10-K. Designation of this office should consider the location where shareholders are
entitled to submit proposals pursuant to Exchange Act Rule 14a-8(e)(2)
                                                        and where you can
receive regulatory communications from the Commission.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Laura Veator, Senior Staff Accountant, at
(202)-551-3716 or Stephen
       Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.
 Amrita Ahuja
Block, Inc.
June 29, 2023
Page 2

                                 Sincerely,
FirstName LastNameAmrita Ahuja
                                 Division of Corporation Finance
Comapany NameBlock, Inc.
                                 Office of Technology
June 29, 2023 Page 2
cc:       Shahzia Rahman
FirstName LastName